SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 7

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Roberto Abdenur

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission (i) the recent developments in the Republic as of February 28, 2005, included as Exhibit P hereof, and (ii) the legal opinions included as Exhibits Q and R hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procuradoria–Geral da Fazenda Nacional) in connection with any issue of securities under the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 7th day of March, 2005.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Sonia de Almendra Freitas Portella Nunes
Sônia de Almendra Freitas Portella Nunes
Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.	Page No.

*A: Recent Developments in the Republic as of July 7, 2004

*B: Opinion dated July 14, 2004 of Arnold & Porter LLP relating to $750,000,000 aggregate principal amount of 10.5% Global Bonds due 2014

*C: Opinion dated July 14, 2004 of Deputy Attorney General of the National Treasury of the Republic relating to $750,000,000 aggregate principal amount of 10.5% Global Bonds due 2014

*D: Recent Developments in the Republic as of October 6, 2004

*E: Opinion dated October 14, 2004 of Arnold & Porter LLP relating to $1,000,000,000 aggregate principal amount of 8.875% Global Bonds due 2019

*F: Opinion dated October 14, 2004 of Acting Deputy Attorney General of the National Treasury of the Republic relating to $1,000,000,000 aggregate principal amount of 8.875% Global Bonds due 2019

*G: Recent Developments in the Republic as of December 3, 2004

*H: Opinion dated December 8, 2004 of Arnold & Porter LLP relating to $500,000,000 aggregate principal amount of 10.5% Global Bonds due 2014

*I: Opinion dated December 8, 2004 of Deputy Attorney General of the National Treasury of the Republic relating to $500,000,000 aggregate principal amount of 10.5% Global Bonds due 2014

*J: Recent Developments in the Republic as of January 4, 2005

*K: Recent Developments in the Republic as of January 20, 2005

*L: Opinion dated February 3, 2005 of Arnold & Porter LLP relating to €500,000,000 aggregate principal amount of 7.375% Global Bonds due 2015

*M: Opinion dated February 3, 2005 of Deputy Attorney General of the National Treasury of the Republic relating to €500,000,000 aggregate principal amount of 7.375% Global Bonds due 2015

*N: Opinion dated February 4, 2005 of Arnold & Porter LLP relating to $1,250,000,000 aggregate principal amount of 8.75% Global Bonds due 2025

*O: Opinion dated February 4, 2005 of Deputy Attorney General of the National Treasury of the Republic relating to $1,250,000,000 aggregate principal amount of 8.75% Global Bonds due 2025

P: Recent Developments in the Republic as of February 28, 2005

Q: Opinion dated March 7, 2005 of Arnold & Porter LLP relating to $1,000,000,000 aggregate principal amount of 7.875% Global Bonds due 2015

R: Opinion dated March 7, 2005 of Deputy Attorney General of the National Treasury of the Republic relating to $1,000,000,000 aggregate principal amount of 7.875% Global Bonds due 2015

*	Previously filed.